MASTER SERVICES AGREEMENT

THIS AGREEMENT made effective the 5th day of November, 2017

BETWEEN:

AURORA CANNABIS ENTERPRISES INC.

(“Aurora”)

AND:

RADIENT TECHNOLOGIES INC.

(“Radient”)

WHEREAS:

(A)      Aurora is a licensed producer pursuant to the terms of the Access to Cannabis for Medical Purposes Regulations;

(B)      Radient has applied to become a licensed dealer pursuant to the terms of the Narcotic Control Regulations and a licensed producer pursuant to the terms of the Access to Cannabis for Medical Purposes Regulations, and anticipates becoming a licensed dealer and / or licensed producer in the near future;

(C)      Pursuant to the terms of Joint Venture Research Agreement dated January 4, 2017 between Aurora and Radient, Aurora and Radient completed research activities relating to the extraction of materials from cannabis and desire to continue to work together by way of a services relationship, and potentially by way of further research and development, and Radient has agreed to perform certain Services (as defined below) for Aurora using its proprietary MAP technology as well as other technology as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts;

(D)      The parties acknowledge and agree that Radient will provide the Services to Aurora within the Territory (as defined below) at a reduced fee, which is applicable only to Aurora and its Affiliates (for clarity, Radient may perform services similar to the Services to third parties within the Territory as long as Radient charges such third party a fee equal to or greater than the Premium Fee (as defined below). [terms of a certain right of first offer redacted];

(E)      Radient may develop or acquire, directly or indirectly, certain intellectual property related to cannabis that is of value and benefit to Aurora in the future and which Aurora may want to license from Radient or otherwise secure the use of in the future. The parties have agreed that Aurora shall have a right of first offer to acquire from Radient all of Radient’s rights in such intellectual property that Radient desires to convey to a third party, such as license rights or an outright sale, and it is understood that Aurora would not have entered into this Agreement without this being agreed upon.

(F)      Based on the foregoing, Aurora and Radient have reached agreement with respect to the terms and conditions under which Radient will provide such Services and convey such rights to Aurora;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the promises, mutual terms, covenants and conditions herein, the parties hereto agree as follows:

ARTICLE 1

1.1	Definitions

In this Agreement:

(a)	“ACMPR” means the Access to Cannabis for Medical Purposes Regulations;

(b)

“Affiliate” means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person where “control” means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly or as trustee, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, by statute, contract, credit arrangement or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person, or by the effective control of such a Person by way of the contractual right to acquire such control;

(c)	“Aurora Property” means the Input Material, the Processed Material, Work Product and all information, records or materials, regardless of form provided by Aurora for use by Radient;

(d)	“Batch” means, with respect to each Processing Plan, a manufacturing or production run of Input Material, of the scale set forth in the applicable Processing Plan;

(e)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

(f)	“Claim” means any claim, demand, action, proceeding or liability;

(g)	“Commencement Date” means the date first written above;

(h)	“Confidential Information” means:

(i)	in the case of Aurora,

(1)	the Work Product and all of the following whether held individually or collectively by Aurora or any of its Affiliates:

(A)	proprietary intellectual property, trade secrets and methodologies of Aurora or its Affiliates;

(B)

business information including, without limitation, financial information, business and marketing planning and related initiatives and any and all data and information of Aurora or its Affiliates obtained by Radient or any of its employees or contractors from Aurora or is Affiliates; and

(C)

accounting and personnel records, customer and supplier lists of Aurora and its Affiliates and attendant confidential information, initiatives, projects undertaken or to be undertaken by Aurora or its Affiliates, and all proprietary and confidential information of Aurora or its Affiliates; and

(2)	all information or data of Aurora or its Affiliates received by Radient that is not generally available to the public, but does not include any information which Radient can demonstrate:

(A)	was, at the time of disclosure to Radient, in the public domain;

(B)	after disclosure to Radient, became part of the public domain through no fault of Radient;

(C)	was in the possession of Radient at the time of disclosure to it as demonstrated by written record;

(D)	was received by Radient from a third party who had lawful right to disclose such information; or

(E)	was independently developed by Radient without reference to such information.

(ii)	in the case of Radient:

(1)	all of the following whether held individually or collectively by Radient:

(A)	proprietary intellectual property, trade secrets and methodologies of Radient;

(B)

business information including, without limitation, financial information, business and marketing planning and related initiatives and any and all data and information of Radient obtained by Aurora or any of its employees or contractors from Radient; and

(C)

accounting and personnel records, customer and supplier lists of Radient and attendant confidential information, initiatives, projects undertaken or to be undertaken by Radient, and any and all proprietary and confidential information of Radient; and

(2)	all information or data of Radient received by Aurora that is not generally available to the public, but does not include any information which Aurora can demonstrate:

(A)	was, at the time of disclosure to Aurora, in the public domain;

(B)	after disclosure to Aurora, became part of the public domain through no fault of Aurora;

(C)	was in the possession of Aurora at the time of disclosure to it as demonstrated by written record;

(D)	was received by Aurora from a third party who had lawful right to disclose such information; or

(E)	was independently developed by Aurora without reference to such information.

(i)

“Current Good Manufacturing Practices” means the practices required in order to conform to the guidelines recommended by the respective agency or agencies in each respective country in the Territory that control authorization and licensing for manufacture and sale of food and drug products, specifically as such practices relate to cannabis;

(j)	“Dealer License Date” means the date that Radient becomes a licensed dealer at its facility located at 4035-101 Street NW, Edmonton, Alberta pursuant to the Narcotic Control Regulations;

(k)	“Delivery Date” means each respective date that Aurora delivers Input Material to Radient during the Term;

(l)	“Fee” means the fee to be paid by Aurora or its Affiliates to Radient as set forth in each particular Processing Plan;

(m)

“Force Majeure” means any act of God, major storms, civil disturbance or any similar major event or occurrence not within the control of a party and which by the exercise of due diligence by such party could not have been prevented, but lack of funds on the part of such party shall be deemed not to be a Force Majeure;

(n)	“Initial Term” means the period of time commencing on the Commencement Date and expiring on the 5th anniversary of the earlier of the Licenced Producer Date and the Dealer License Date;

(o)	“Input Material” means a form of cannabis (including, but not limited to, hemp) as specified in that applicable Processing Plan;

(p)	“Licensed Producer Date” means the date that Radient becomes a licensed producer pursuant to the ACMPR;

(q)	“Performance Requirements” means those certain requirements and performance levels set forth in the applicable Processing Plan;

(r)	“Person” means an individual, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, limited liability company, association, or unincorporated organization;

(s)	“Premium Fee” [terms of premium fee redacted];

(t)	“Processed Material” means the cannabis product generated by Radient upon Radient taking the Input Material and providing the Services, including, but not limited to, extracts or powders;

(u)

“Processing Plan” means the written plan according to which Input Material is processed into Processed Material, as to be developed by the parties based on the characteristics of the Input Material and attached as Schedules to this Agreement;

(v)

“Quality Agreement” means the quality assurance / quality control agreement to be entered into by Radient and Aurora as contemplated in Section Error! Reference source not found. of this Agreement and to be attached to this Agreement as Schedule “B” once agreed to;

(w)	“Recovery” means the percent of available total cannabinoids present in the Input Material that are recovered in the Processed Material;

(x)	“Recovery Standard” means the percentage standard of recovery as set out in each particular Processing Plan;

(y)	“Services” means the collection of processes and procedures defined in each Processing Plan;

(z)

“Territory” means the geographic territories of Canada, Australia, and countries in the European Union as of the Commencement Date, subject to the addition of other geographic territories, as may be mutually agreed to by the parties in writing;

(aa)	“Term” means the Initial Term and any renewal term in accordance with Section 3.1, subject to earlier terminated in accordance with the terms of this Agreement; and

(bb)

“Work Product” means any and all materials, reports, documentation, and other items made, prepared or produced for Aurora by or on behalf of Radient or any of its employees and contractors as part of the provision of the Services (whether then provided or delivered to Aurora or not), including related materials, regardless of media or format.

ARTICLE 2

2.1	Preamble and Schedules

The parties hereby confirm and ratify the matters contained and referred to in the Preamble to this Agreement and agree that same and the various schedules hereto are expressly incorporated into and form part of this Agreement:

Schedule “A” – Investor Rights Agreement
Schedule “B” – Quality Agreement
Schedule “C” – Processing Plan(s)

Additionally, the parties agree that additional schedules, including, but not limited to, Processing Plans, may be agreed to by the parties and appended to this Agreement from time to time, and such schedules shall be expressly incorporated into and form part of this Agreement once agreed to in writing by the parties.

ARTICLE 3

3.1	Option to Renew

Aurora shall have the option to renew this Agreement for an additional 5 year renewal term by providing Radient at least 60 days written notice prior to the expiry of the Initial Term.

ARTICLE 4

4.1	Obligations

Radient shall:

(a)

after the earlier of Dealer License Date or Licensed Producer Date, perform the Services faithfully and in a reasonable manner, exercising best efforts, and in accordance with and subject to the terms and conditions contained in this Agreement, including, without restriction, the Performance Requirements;

(b)

be bound by and observe all applicable federal, provincial and municipal legislation and related regulations as amended from time to time, and Radient shall cause all of its employees and approved subcontractors to be so bound;

(c)

obtain and maintain at its sole expense all necessary permits, licenses, consents and approvals required by all authorities having jurisdiction incidental to the performance of Radient’s obligations under this Agreement;

(d)	pay all fees and all other costs incidental to the performance of Radient’s obligations under this Agreement (subject always to the payment of the Fees as contemplated herein);

(e)

provide all such written and verbal reports as required by Aurora, acting reasonably, on the progress of the Services. Radient will make available such information, including data and documents, as Aurora may require from time to time to allow Aurora to evaluate the quality and progress of the Services; and

(f)	enter into an Investor Rights Agreement with Aurora’s parent corporation, Aurora Cannabis Inc. (“ACB”), in the form set out as Schedule “A” hereto.

ARTICLE 5

5.1	Exclusivity Regarding Processing Cannabis Unless Premium Fee is Charged

Radient and its Affiliates shall provide the Services to Aurora and its Affiliates within the Territory for the Fee. If Radient or its Affiliates perform the Services or services that are substantially similar to the Services for a third party, then Radient shall charge such third party a fee for the services equal to or greater than the Premium Fee. Without limiting the generality of the foregoing, Radient, shall not accept a retainer to provide, or in fact provide, to any party that is located within the Territory or exports any form of cannabis to any jurisdiction in the Territory, services that are the same or substantially similar to the Services provided to Aurora hereunder unless a fee equal to or greater than the Premium Fee is charged to such third party. For clarity, Radient and its Affiliates shall not process any form of cannabis, including, but not limited to hemp, in any manner for any party located the Territory, or any party that exports cannabis, including, but not limited to hemp, to any jurisdiction in the Territory, without charging such third party a fee equal to or greater than the Premium Fee. [Terms related to certain verification rights in favour of Aurora redacted].

Notwithstanding the foregoing, at any time after the later of the Licensed Producer Date (or, if applicable, the Licensed Dealer Date) and the completion of Aurora’s Sky facility located at the Edmonton International Airport such that it is fully operational, if Aurora does not provide [Aurora’s minimum quantity requirement redacted] then Radient’s obligations and covenants in this Section 5.1 shall not apply until such time as Aurora subsequently provides Radient with a minimum of [Aurora’s minimum quantity requirement redacted], at which time this Section 5.1 shall automatically be applicable again.

5.2	Priority for Services for Aurora

[Terms of certain priority for services to Aurora redacted]

5.3	Exclusive Right to Negotiate In Relation to New Jurisdictions

If Radient (or any of its Affiliates) desires to perform services that are substantially similar to or the same as the Services in any geographical jurisdiction that is not included in the Territory (a “New Jurisdiction”), it shall provide Aurora with written notice of its intention to do so and the notice shall specify the New Jurisdiction (the “Jurisdiction Notice”) and Radient’s proposed business activities in the New Jurisdiction. Upon receipt of such Jurisdiction Notice, Aurora shall have an exclusive right to negotiate with Radient for a period of [number of days redacted] days to add such New Jurisdiction to the definition of “Territory”. During such [number of days redacted] day period of exclusivity, Radient shall not enter into discussions or negotiations with any third party relating to the provision of Services or services similar thereto, and Aurora and Radient shall negotiate in good faith. If Aurora and Radient have not reached an agreement within such 30-day period or agreed to extend the exclusive negotiation period, Radient may enter into negotiations with third parties in relation to the New Jurisdiction specified in the Jurisdiction Notice.

5.4	Exclusivity Regarding Future Research and Development Related to Cannabis

Radient shall notify Aurora in writing of its intention (or the intention of any of its Affiliates) to perform any joint research and development activities pursuant to any type of partnership arrangement or joint research and development arrangement or similar arrangement with a third party relating to Input Material or any other form of cannabis product within a reasonable time of deciding to proceed with such research and development activities (the “R&D Notice”) and such notification must occur prior to Radient proceeding. Aurora shall have a period of [number of days redacted] days after receipt of the R&D Notice to provide written notice to Radient that it is interested in participating in such research and development activities (the “Interest Notice”). If Aurora provides the Interest Notice to Radient prior to the expiry of such [number of days redacted] day time frame, it shall to the exclusion of any other licensed producer pursuant to the ACMPR or any similar or successor legislation in Canada, or any third party producer of cannabis no matter where such producer is located, have the exclusive right to negotiate with Radient to participate in such research and development activities for a period of [number of days redacted]days after providing the Interest Notice to Radient. Aurora and Radient shall negotiate in good faith and shall use reasonable efforts to negotiate terms and conditions similar to the terms and conditions set out in the Joint Venture Research Agreement between the parties dated January 4, 2017, as applicable. If Aurora and Radient have not reached an agreement within such [number of days redacted] day period or agreed to extend the exclusive negotiation period, Radient may enter into negotiations with third party licensed producers (pursuant to the ACMPR or any similar or successor legislation in Canada) in relation to the activities set out in the R&D Notice.

ARTICLE 6

6.1

The Services shall include the processing of Input Material, as delivered by Aurora to Radient from time to time during the Term, to produce Processed Material. The Services shall be performed in accordance with written plans detailed in the Processing Plans, with a distinct Processing Plan created for each variation in Input Material or Processed Material. For clarity, each new Processing Plan must be agreed to by the Parties and shall be attached to this Agreement as a schedule after it has been agreed to.

For clarity, Radient shall not perform the Services until after the earlier of the Dealer License Date or the Licensed Producer Date and Radient shall only perform Services upon the request of Aurora and after the agreement of the Parties to the applicable Processing Plan for such Services.

6.2	Each Processing Plan shall contain:

(a)	a written description of the Input Material and Processed Material;

(b)	the pricing terms for the Processed Material;

(c)	the specifications for the Processed Material; and

(d)	the timeline of the Processing Plan;

No Processing Plan may alter or amend the terms of this Agreement, and in the event of any conflict between a Processing Plan and this Agreement, the latter shall take precedence and control.

6.3

Within sixty (60) days of the Effective Date, the Parties shall enter into the Quality Agreement outlining responsibilities and key contacts for quality and compliance related issues. The Quality Agreement will also address, without limitation, compliance with Current Good Manufacturing Practices and the delineation of responsibilities around topics such as annual product reviews, returned goods, regulatory audits, and such other quality related concerns deemed appropriate. The final agreed Quality Agreement will be attached to this Agreement as Schedule B and shall form part of this Agreement. In the event that the Quality Agreement contains material provisions that substantially differ from applicable Regulatory Standards, the Regulatory Standards shall prevail.

ARTICLE 7

7.1	Aurora’s Exclusive Period Relating to Disposition of Intellectual Property

If Radient determines that it desires to sell, license or otherwise dispose of or divest its interest in any intellectual property that Radient or an Affiliate has developed that is related to cannabis (including, but not limited to, hemp) or any other related product or thing, Radient shall provide Aurora [mechanism for ownership and transfer of IP created in the performance of this agreement redacted]

7.2

7.3	Minimum Volume of Input Material Requirement

Notwithstanding the foregoing, at any time after the later of the Licensed Producer Date (or, if applicable, the Licensed Dealer Date) and the completion of Aurora’s Sky facility located at the Edmonton International Airport such that it is fully operational, if Aurora does not provide a minimum [Aurora’s minimum quantity requirement redacted] then Radient’s obligations and covenants in Sections 7.1 and Error! Reference source not found. shall not apply until such time as Aurora subsequently provides Radient with a minimum of [Aurora’s minimum quantity requirement redacted] at which time, Sections 7.1 and Error! Reference source not found. shall automatically become applicable again.

ARTICLE 8

8.1	Confidential Information

Each party shall:

(a)	keep the other party’s Confidential Information confidential; and

(b)	not use, observe or record any of the Confidential Information except as necessary to meet its obligations hereunder.

Each party acknowledges and agrees that any contravention of this Section by such party may cause the other party harm which may not be compensable by monetary damages alone and, accordingly, in addition to any other remedy available, each of the parties shall be entitled as a matter of right to seek immediate injunctive relief restraining the other party from committing or continuing to commit such breach.

The parties acknowledge and agree that the restrictions set forth in this Agreement and imposed upon them are reasonable in all respects, are valid and are enforceable against it and further acknowledges and agrees that:

(a)

the other party would not have entered into this Agreement unless the parties had agreed to be bound by the foregoing restrictions and therefore, that all the restrictions imposed upon it herein are of significant value to each party; and

(b)

the restrictions imposed upon it herein are necessary to protect the legitimate interests of each party and any violation of such restrictions may result in immediate and substantial irreparable injury to a party.

ARTICLE 9

9.1	Subcontractors

Radient shall not engage or retain any agent, subcontractor or any other third party for purposes of providing the Services hereunder, in whole or in part, without first causing such agent, subcontractor or any third party to be bound by all covenants and obligations of Radient under this Agreement as such relate to those of the Services being provided by such persons respectively.

The use of any agents, subcontractors or any other third parties by Radient shall in no way relieve Radient from its responsibility and obligation to provide the Services in accordance with the provisions of this Agreement.

ARTICLE 10

10.1	Payment of Fees

Aurora will pay Radient the Fees following receipt of invoice and in accordance with the payment terms set forth in the Schedules hereto, plus any applicable GST thereon.

ARTICLE 11

11.1	Taxes and Deductions

Radient shall be responsible to collect, remit, and pay all source deductions, Canada Pension contributions, employment insurance premiums, taxes and GST and all other required payments, contributions or deductions under all applicable laws and authorities including, but not limited to, any assessments levied pursuant to the Workers’ Compensation Act (Alberta) which arise or may hereafter arise with respect to the performance of the obligations of Radient under this Agreement and Aurora shall have no liability for the same.

ARTICLE 12

12.1	Concurrent Retainers

Subject to Article 5, Radient may provide services to other parties and may accept concurrent contracting retainers from other parties during the Term.

ARTICLE 13

13.1	Radient’s Warranties and Representations

Radient hereby represents and warrants with and to Aurora, and acknowledges that Aurora is relying upon such representations and warranties, that:

(a)

Radient is in compliance with all laws and regulations of any public authority relating to the conduct of its business and has all required approvals, permits, licenses, certificates and authorizations necessary to carry on its business and, upon becoming a licensed dealer pursuant to the Narcotic Control Regulations or a licensed producer pursuant to the ACMPR, shall have all required approvals, permits, licenses, certificates and authorizations necessary to carry out its obligations hereunder and there are not any proceedings whatsoever, actual or pending, and whether concerning cancellation, extension or otherwise, relating to the said approvals, permits, licenses, certificates or authorizations;

(b)

Radient is experienced in the performance of all aspects of the Services, and is capable of performing the Services in accordance with the terms, covenants and conditions contained in this Agreement including, without restriction, the Performance Requirements; and

(c)

if the obligations of Radient hereunder require the supply of software or any other intellectual property to Aurora or the use of such software or intellectual property to perform the Services, such software or other intellectual property does not, as of the date of this Agreement, infringe any patent, copyright, trade secret, trade- mark, moral rights or other legal or equitable intellectual property rights of any third party and that no one, to Radient’s knowledge, has alleged that such software or other intellectual property infringes any patent, copyright, trade secret, trade-mark or other legal or equitable intellectual property rights of any third party.

13.2	Aurora’s Representations and Warranties

Aurora hereby represents and warrants with and to Radient, and acknowledges that Radient is relying upon such representations and warranties, that Aurora is in compliance with all laws and regulations of any public authority relating to the conduct of its business and has all required approvals, permits, licenses, certificates and authorizations necessary to carry on its business and to carry out its obligations hereunder and there are not any proceedings whatsoever, actual or pending, and whether concerning cancellation, extension or otherwise, relating to the said approvals, permits, licenses, certificates or authorization.

ARTICLE 14

14.1	Insurance

Without in any way limiting the liability of Radient under this Agreement, Radient shall be responsible for obtaining and maintaining any insurance which may be required by law or merely required for the protection of Radient and any employees, agents or approved subcontractors, as determined by Radient and consistent with industry practice. Radient shall, upon the request of Aurora, furnish written documentation, satisfactory to Aurora, acting reasonably, evidencing the required insurance coverage. Additionally, Radient shall ensure that it maintains such types and amounts of insurance to reimburse Aurora for any damages or losses to Aurora’s Input Material and Processed Material while they are located on Radient’s premises, consistent with industry practice. The cost of all of the insurance required to be held by Radient as set forth herein shall be borne by Radient and Radient shall provide Aurora with a certificate of insurance evidencing such insurance upon request of Aurora.

ARTICLE 15

15.1	Indemnification by Radient

Radient shall at all times and without limitation, indemnify and save harmless Aurora, its Affiliates, directors, officers, employees, contractors, agents, insurers and representatives from and against all liabilities, losses, costs, damages, legal fees, disbursements, fines, penalties, expenses, all manner of actions, causes of action, claims, demands and proceedings, all of whatever nature and kind which any of Aurora, its Affiliates, directors, officers, employees, contractors, agents, insurers and representatives may sustain, pay or incur or which may be brought or made against all or any of them, and whether or not incurred in connection with any action or other proceedings or claims or demands made by third parties, with respect to any occurrence, event, incident or matter caused by, and/or arising as a direct or indirect result of:

(a)

the misconduct, negligent action or negligent failure to act, as the case may be, of Radient and/or any of those persons for whom Radient is responsible at law (including, without limitation, any of its employees or subcontractors); or

(b)

any breach, violation or non-performance of any representation, warranty, obligation, covenant, condition or agreement in this Agreement set forth and contained on the part of Radient to be fulfilled, kept, observed or performed, as the case may be; or

(c)

any damages to third parties caused by, resulting at any time from, arising out of or in consequence of, the misconduct, negligent action or negligent failure to act, of Radient and/or any of those persons for whom Radient is responsible at law (including, without limitation, any of its employees or subcontractors

15.2	Indemnification by Aurora

Aurora shall at all times and without limitation, indemnify and save harmless Radient, its Affiliates, directors, officers, employees, contractors, agents, insurers and representatives from and against all liabilities, losses, costs, damages, legal fees, disbursements, fines, penalties, expenses, all manner of actions, causes of action, claims, demands and proceedings, all of whatever nature and kind which any of Radient, its Affiliates, directors, officers, employees, contractors, agents, insurers and representatives may sustain, pay or incur or which may be brought or made against all or any of them, and whether or not incurred in connection with any action or other proceedings or claims or demands made by third parties, with respect to any occurrence, event, incident or matter caused by, and/or arising as a direct or indirect result of:

(a)

the misconduct, negligent action or negligent failure to act, as the case may be, of Aurora and/or any of those persons for whom Aurora is responsible at law (including, without limitation, any of its employees or subcontractors); or

(b)

any breach, violation or non-performance of any representation, warranty, obligation, covenant, condition or agreement in this Agreement set forth and contained on the part of Aurora to be fulfilled, kept, observed or performed, as the case may be; or

(c)

any damages to third parties caused by, resulting at any time from, arising out of or in consequence of, the misconduct, negligent action or negligent failure to act, of Aurora and/or any of those persons for whom Aurora is responsible at law (including, without limitation, any of its employees or subcontractors.

15.3	Conduct of Third Party Claims

This Section 15.3 will apply to the conduct of Claims made by a third party against a Party having, or claiming to have, the benefit of an indemnity under this Agreement. The Party having, or claiming to have, the benefit of the indemnity is referred to as the “Beneficiary” and the Party from whom the indemnity is sought is referred to as the “Indemnifier”. Subject to the requirements of any insurer who may have an obligation to provide an indemnity in respect of any liability arising under this Agreement, the following provisions shall apply to all such Claims:

(a)

If the Beneficiary receives any notice, demand, letter or other document concerning any Claim for which it appears that the Beneficiary is, or may become entitled to, indemnification under this Agreement, the Beneficiary will give notice in writing to the Indemnifier as soon as reasonably practicable and in any event within ten (10) days of receipt thereof.

(b)

Subject to Sections (d), (e) and (f), on the giving of a notice by the Beneficiary pursuant to Section (a), if it appears that the Beneficiary is or may be entitled to indemnification from the Indemnifier in respect of all (but not less than all) of the liability arising out of the Claim, the Indemnifier will be entitled to dispute the Claim in the name of the Beneficiary at the Indemnifier’s own expense and take conduct of any defence, dispute, compromise, or appeal of the Claim and of any incidental negotiations. The Beneficiary will give the Indemnifier all reasonable cooperation, access and assistance for the purposes of considering and resisting such Claim.

(c)

In defending any Claim described in Section (b) in which there is a conflict of interest between the Indemnifier and the Beneficiary, the Beneficiary may appoint independent legal counsel in respect of such Claim and, if it is determined that the Beneficiary is entitled to indemnification by the Indemnifier, all reasonable costs and expenses incurred by the Beneficiary in so doing will be included in the indemnity from the indemnifier.

(d)	With respect to any Claim conducted by the Indemnifier pursuant to Section (b):

(i)	the Indemnifier will keep the Beneficiary fully informed and consult with it about material elements of the conduct of the Claim;

(ii)	the Indemnifier shall not bring the name or reputation of the Beneficiary into disrepute;

(iii)	the Indemnifier will not pay, compromise or settle such Claim without the prior consent of the Beneficiary, such consent not to be unreasonably withheld or delayed;

(iv)	the Indemnifier shall not admit liability or fault to any third party without the prior consent of the Beneficiary, such consent not to be unreasonably withheld or delayed; and

(v)	the Indemnifier shall use all reasonable efforts to have the Indemnified Party named as a beneficiary under any release given by the Persons bringing the Claim to which these provisions relate.

(e)	The Beneficiary may take conduct of any defence, dispute, compromise or appeal of the Claim and of any incidental negotiations if:

(i)	the Indemnifier is not entitled to take conduct of the Claim in accordance with Section (b);

(ii)

the Indemnifier fails to notify the Beneficiary of its intention to take conduct of the relevant Claim within twenty (20) Business Days of the notice from the Beneficiary under Section (a) or notifies the Beneficiary that it does not intend to take conduct of the Claim; or

(iii)	the Indemnifier fails to comply in any material respect with the provisions of Section (d) above.

In the case of Section (iii), the Beneficiary may pay or settle any Claim on such terms as it thinks fit (provided such settlement is in monetary terms only) and without prejudice to its rights and remedies under this Agreement. Otherwise the Beneficiary will not pay or settle such Claims without the prior consent of the Indemnifier, such consent not to be unreasonably withheld or delayed.

(f)

The Beneficiary may at any time give notice to the Indemnifier that it is retaining or taking over, as the case may be, the conduct of any defence, dispute, compromise, settlement or appeal of any Claim, or of any incidental negotiations, to which Section (e) above applies. On receipt of such notice the Indemnifier will promptly take all steps necessary to transfer the conduct of such Claim to the Beneficiary, and will provide to the Beneficiary all relevant documentation and all reasonable cooperation, access and assistance for the purpose of considering and resisting such Claim. If the Beneficiary gives any notice pursuant to this Section (f), the Indemnifier will not thereby be released from its obligation to indemnify the Beneficiary pursuant to this Article 15.

(g)

If the Indemnifier pays to the Beneficiary an amount in respect of any indemnity and the Beneficiary subsequently recovers (whether by payment, discount, credit, saving, relief or other benefit or otherwise) a sum which is directly referable to the fact, matter, event or circumstances giving rise to the Claim under the indemnity, the Beneficiary will forthwith repay to the Indemnifier the lesser of:

(i)	an amount equal to the sum recovered (or the value of the saving or benefit obtained) less any out-of-pocket costs and expenses properly incurred by the Beneficiary in recovering such sum; and

(ii)	the amount paid to the Beneficiary by the Indemnifier in respect of the Claim under the relevant indemnity;

provided that there will be no obligation on the Beneficiary to pursue such recovery and that the Indemnifier will be repaid only to the extent that the amount of such recovery aggregated with any sum recovered from the Indemnifier exceeds any direct loss sustained by the Beneficiary.

(h)

Any person taking any of the steps contemplated by this Section shall comply with the requirements of every insurer who may have an obligation to provide an indemnity in respect of any liability arising under this Agreement.

(i)

To the extent that an Indemnifier has fulfilled its indemnity obligations pursuant to this Section, the Indemnifier shall be subrogated to all rights and claims of the Beneficiary who the Indemnifier has indemnified, and shall be entitled to exercise all remedies available to such Indemnifier.

ARTICLE 16

16.1	Ownership of Aurora Property

Radient acknowledges and agrees that Aurora is the sole legal and beneficial owner of any and all of Aurora Property. This Section shall survive the termination or expiry of this Agreement.

ARTICLE 17

17.1	Termination

This Agreement may be terminated by Aurora during the Initial Term or any subsequent Term by written notice to Radient effective upon the date set out in the written notice, and Radient’s right to consideration shall be limited to payment for Services performed but not yet paid for up to the effective date of termination. Radient specifically agrees that the consideration set forth in this paragraph constitutes reasonable, fair and equitable compensation for damages, if any, that may be suffered by Radient as a result of termination of this Agreement.

If such notice is given as this Section 17.1, Radient shall perform the Services up to and including the effective date of termination specified in such notice and shall, upon written request, perform the Services to a predetermined ending point, as determined by Aurora and provide Aurora with a written report on the Services rendered to the time of termination. Except for any such report, Radient shall not perform any further Services subsequent to the effective date of termination.

ARTICLE 18

18.1	Force Majeure

If the parties shall fail to meet their respective obligations hereunder within the respective time prescribed therefor and such failure shall be directly caused or materially contributed to by an event of Force Majeure, such failure shall be deemed not to be a breach of the obligations of such party, provided however, in such event, such party shall:

(a)

immediately notify the other party of the circumstances of the event of Force Majeure, the extent to which the performance of obligations under this Agreement are affected, and the actions taken by the said party to mitigate against the effects of the event of Force Majeure; and

(b)	use its best efforts to put itself in a position to carry out its obligations hereunder as soon as reasonably possible.

In no event shall the relief provided in respect of the occurrence of an event of Force Majeure exceed ninety (90) days.

ARTICLE 19

19.1	Notices

Whether or not so stipulated herein, all notices, communication, requests and statements (the “Notice”) required or permitted hereunder shall be in writing.

Any Notice required or permitted hereunder shall be sent to the intended recipient at its address as follows:

(a)	Aurora Cannabis Enterprises Inc.
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Attention: Allan Cleiren
E-mail: allan@auroramj.com

(b)	Radient Technologies Inc.
8223 Roper Road
Edmonton, AB T6E 6S4
Attention: Mike Cabigon
E-mail: mcabigon@radientinc.com

or to such other address as each party may from time to time direct in writing.

Notice shall be served by one of the following means:

(a)	by delivering it to the party on whom it is to be served. Notice delivered in this manner shall be deemed received when actually delivered to such party;

(b)	if delivered to a corporate party, by delivering it to the address specified in above during normal business hours. Notice delivered in this manner shall be deemed received when actually delivered;

(c)	by fax or email to the party on whom it is to be served. Notice delivered in this manner shall be deemed received on the earlier of:

(i)	if transmitted before 3:00 p.m. on a Business Day, on that Business Day; or

(ii)	if transmitted after 3:00 p.m. on a Business Day, on the next Business Day after the date of transmission; or

(d)

by mailing via first class registered post, postage prepaid, to the party to whom it is served. Notice so served shall be deemed to be received five (5) days after the date it is postmarked. In the event of postal interruption, no notice sent by means of the postal system during or within seven (7) days prior to the commencement of such postal interruption or seven (7) days after the cessation of such postal interruption shall be deemed to have been received unless actually received.

19.2	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the exclusive jurisdiction of the Courts of the Province of Alberta.

19.3	Time of Essence

Time shall be of the essence of this Agreement.

19.4	Headings

The headings, captions, paragraph numbers, sub-paragraph numbers, article numbers and indices appearing in this Agreement have been inserted as a matter of convenience and for reference only and in no way define, limit, construct or enlarge the scope or meaning of this Agreement or any provisions hereof.

19.5	Relationship between Parties

Nothing contained herein shall be deemed or construed by the parties hereto nor by any third party, as creating the relationship of employer and employee, principal and agent, partnership, or of a joint venture between the parties hereto, it being understood and agreed that none of the provisions contained herein nor any act of the parties hereto shall be deemed to create any relationship between the parties hereto other than an independent service agreement between the two parties at arm’s length.

19.6	No Authority

Except as may from time to time be expressly stated in writing by the one party, the other party has no authority to assume or create any obligation whatsoever, expressed or implied, on behalf of or in the name of the other party, nor to bind the other party in any manner whatsoever. Without restricting any of the foregoing, unless otherwise specifically authorized and documented between the parties at no time shall Radient have authority to bind Aurora as its agent or otherwise, nor make representations or warranties for or on behalf of Aurora.

19.7	Agreement Entire Relationship

This Agreement constitutes the entire agreement between the parties in relation to the subject matter hereof and the parties acknowledge and agree that there are no covenants, representations, warranties, agreements or conditions expressed or implied, collateral or otherwise forming part of or in any way affecting or relating to this Agreement save as expressly set out in this Agreement.

19.8	Further Assurances

Each of the parties do hereby agree to do such things and execute such further documents, agreements and assurances as may be necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

19.9	Amendments

This Agreement may not be altered or amended in any of its provisions, except where any such changes are reduced to writing and executed by the parties.

19.10	Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party hereunder. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

19.11	Counterparts

This Agreement may be executed and delivered in any number of counterparts, by facsimile copy, by electronic or digital signature or by other written acknowledgement of consent and agreement to be legally bound by its terms. Each counterpart when executed and delivered will be considered an original but all counterparts taken together constitute one and the same instrument.

19.12	Statutory Reference

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto and promulgated thereunder with all amendments made thereto and in force from time to time and any final judicial decisions interpreting the same, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

19.13	Unenforceability

If any term, covenant or condition of this Agreement or the application thereof to any party or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining term, covenant or condition of this Agreement shall be valid and shall be enforceable to the fullest permitted by law.

19.14	Survival

The parties acknowledge and agree that the provisions of this Agreement which, by their context, are meant to survive the termination or expiry of the Term shall survive the termination or expiry of the Term and shall not be merged therein or therewith.

19.15	Remedies Generally

Mention in this Agreement of any particular remedy of a party in respect of a default by the other party does not preclude the first party from any other remedy in respect thereof, whether available at law or in equity or by statute or expressly provided for in this Agreement. No remedy shall be exclusive or dependent upon any other remedy, but a party may from time to time exercise any one of more of such remedies generally or in combination, such remedies being cumulative and not alternative.

19.16	Payment of Monies

The parties acknowledge and agree that any payment of monies required to be made hereunder shall be made in Canadian funds.

19.17	GST Exclusive

All amounts payable by Aurora to Radient hereunder will be exclusive of any goods and services tax (“GST”) and Aurora will, in addition the amounts payable hereunder, pay to Radient all amounts of GST applicable thereon.

19.18	Singular, Plural and Gender

Wherever the singular, plural, masculine, feminine or neuter is used throughout this Agreement the same shall be construed as meaning the singular, plural, masculine, feminine, neuter, body politic or body corporate where the fact or context so requires and the provisions hereof.

19.19	Binding Effect

This Agreement shall enure to the benefit of and be binding upon the successors and permitted assigns of each of the parties.

19.20	Assignment

Radient shall not assign its interest in this Agreement, or any part hereof, in any manner whatsoever without having first received the written consent from Aurora, which consent may not be arbitrarily withheld.

19.21	Requests for Consent

Aurora shall provide any decision with regard to a request for consent in a timely manner.

19.22	Construction

This Agreement shall be interpreted according to its fair construction and shall not be construed as against any party hereto.

19.23	Structure of Transactions

In the event that the ACMPR or other applicable legislation does not allow for Aurora to provide Material to Radient to perform the Services on, but instead requires the transaction to be structured as a purchase and sale transaction, the parties shall work together in good faith to restructure the mechanics associated with this Agreement as a purchase and sale, but the commercial terms shall remain the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective the Commencement Date.

AURORA CANNABIS ENTERPRISES INC.

Per:
Authorized Signatory

RADIENT TECHNOLOGIES INC.

Per:
Authorized Signatory

SCHEDULE A

INVESTOR RIGHTS AGREEMENT

AURORA CANNABIS INC.

and

RADIENT TECHNOLOGIES INC.

November 5, 2017

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is made the 5th day of November, 2017,

BETWEEN:

AURORA CANNABIS INC.

(the “Investor”)

- and -

RADIENT TECHNOLOGIES INC.

(the “Company”)

WHEREAS the Company and the Investor have entered into Master Services Agreement dated November 5, 2017 (the “Services Agreement”), and the Investor owns approximately 17.4% of the Company’s issued and outstanding common shares on a fully diluted basis;

AND WHEREAS in consideration of the Investor’s agreement to enter into, and complete the transactions contemplated by the Services Agreement, the Company has agreed to grant the Investor certain additional rights as set out herein;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (Alberta);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Board” means the board of directors of the Company;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Alberta; and (ii) a day on which banks are generally closed in the Province of Alberta;

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Common Shares” means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Exchange” means the TSX Venture Exchange or such other stock exchange in Canada where the Common Shares may be listed from time to time;

“Exercise Notice” shall have the meaning set out in Section 2.3;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the securities regulatory authorities and the Exchange;

“Issuance” shall have the meaning set out in Section 2.1;

“Notice Period” shall have the meaning set out in Section 2.3;

“Offered Securities” any equity or voting securities, or securities convertible into or exchangeable for equity or voting securities, of the Company;

“Offering” shall have the meaning set out in Section 2.1;

“Offering Notice” shall have the meaning set out in Section 2.1;

“Participation Right” shall have the meaning set out in Section 2.2;

“Parties” means the parties to this Agreement and “Party” means one of them;

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, company, corporation or other body corporate, union, Governmental Authority and a natural person in his capacity as trustee, executor, administrator, or other legal representative; and

“Services Agreement” has the meaning set out in the recitals hereto.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)      the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)      references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)      the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)      words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)      the word “including” is deemed to mean “including without limitation”;

(f)      any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g)      any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)      all dollar amounts refer to Canadian dollars;

(i)      all references to a percentage ownership of shares shall be calculated on a non-diluted basis, unless otherwise indicated;

(j)      any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)      whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable in that province.

Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the courts of the Province of Alberta in the City of Edmonton over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2
PARTICIPATION RIGHT

2.1	Notice of Issuances

Subject to Section 2.5, if the Company proposes to issue (the “Issuance”) any Offered Securities for cash consideration pursuant to a public offering or a private placement (an “Offering”) at any time after the date hereof, the Company will , as soon as possible after the public announcement of the Issuance, but in any event not later than two Business Days following such public announcement, and at least ten Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering.

2.2	Grant of Participation Right

The Company agrees that, subject to Section 2.5 hereof, the Investor (directly or through an Affiliate) has the right (the “Participation Right”), to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law from participating on substantially the terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit):

(a)      in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to acquire, or maintain, as applicable, a 19.99% ownership interest in the Common Shares after giving effect to such Offering assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable securities of the Company held by the Investor and its Affiliates; and

(b)      in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (after giving effect to the Offering and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 2.2) allow the Investor to acquire, or maintain, as applicable, a 19.99% ownership interest in the Common Shares.

2.3	Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities the Investor wishes to purchase, and shall subscribe to the Offering within five Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a “bought deal”, within three Business Days of receipt of an Offering Notice (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering or Issuance.

2.4	Issuance of Participation Right Offered Securities

(a)      If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall:

(i)      subject to the receipt and continued effectiveness of all required approvals (including any applicable approval(s) of the Exchange and any required approvals under Canadian Securities Laws and any required shareholder approval), which approvals the Company shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and using its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any shares of the Company entitled to vote in the matter and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor);

(ii)      subject to the issuance to the Investor or its Affiliate of Common Shares or other Offered Securities being exempt from prospectus and registration requirements under Canadian Securities Laws; and

(iii)      subject to the completion of the relevant Offering,

issue to the Investor or its Affiliate, against payment of the subscription price payable in respect thereof, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice. The parties agree that the issuance of any Common Shares or other Offered Securities to the Investor pursuant to this Section 2.4 shall occur concurrently with the completion of the relevant Offering.

(b)      If the Company is required by the Exchange or otherwise to seek shareholder approval for the issuance of the Offered Securities to the Investor or its Affiliate, then the Company shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor or its Affiliate as soon as reasonably practicable, and in any event such meeting shall be held within 75 days after the date that the Company is advised that it will require shareholder approval, and shall recommend approval of the issuance of the Offered Securities and shall solicit proxies in support thereof.

2.5	Issuances Not Subject to Participation Rights

The following Issuances will not give rise to a Participation Right:

(a)      Issuances for compensatory purposes to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to a security-based compensation plan of the Company that complies with the requirements of the Exchange;

(b)      pursuant to the exercise of convertible securities of the Company issued in an Offering in respect of which the Investor had a Participation Right or that have been issued and granted as of the date hereof; or

(c)      pursuant to any plan of arrangement, merger, business combination, take-over bid or other acquisition of a third party.

ARTICLE 3
MISCELLANEOUS

3.1	Nomination of 1 Director

The Investor shall be entitled to nominate 1 director to the Board.

3.2	Termination

This Agreement shall terminate on the date that the Investor and its Affiliates collectively own, directly or indirectly, less than 8% of the issued and outstanding Common Shares (on a fully diluted basis).

3.3	Notices

(a)      Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

Aurora Cannabis Inc.
1500 1199 West Hastings Street
Vancouver, BC V6E 3T5

Attention: Allan Cleiren
Email: allan@auroramj.com

With a copy to:

Brownlee LLP
2200 10155 102 St.
Edmonton, AB T5J 4G8

Attention: Jillian Swainson
Email: jswainson@brownleelaw.com

(ii)	in the case of the Company:

Radient Technologies Inc.
8223 Roper Road
Edmonton, ABH T6E 6S4

Attention: Mike Cabigon
Email: mcabigon@radientinc.com

(b)      Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)      Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 3.3.

3.4	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

3.5	Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties, such consent to be in their sole discretion. Notwithstanding the forgoing, the Parties agree that Investor may assign this Agreement to an Affiliate provided that Investor agrees to remain bound by the terms of this Agreement.

3.6	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

3.7	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

3.8	Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

3.9	Right to Injunctive Relief

The Parties agree that any breach of the terms of this Agreement by any of the Parties would result in immediate and irreparable injury and damage to the other Parties which could not be adequately compensated by damages. The Parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting Party, the other Parties shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other Parties may be entitled at law or in equity.

3.10	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

AURORA CANNABIS ENTERPRISES INC.

By:
	Name:	Allan Cleiren
	Title:	COO

RADIENT TECHNOLOGIES INC.

Per:
	Name:	Mike Cabigon
	Title:	COO

SCHEDULE B

QUALITY AGREEMENT

[Terms of quality agreement redacted]

SCHEDULE C

PROCESSING PLAN

Reference is made to the Master Services Agreement dated November 5, 2017 (the “Agreement”) between Aurora Cannabis Enterprises Inc. (“Aurora”) and Radient Technologies Inc. (“Radient”). Capitalized terms used herein that are not otherwise defined shall have the meanings given them in the Agreement.

Processing Plan for [product description redacted]

Input Material

[certain input materials redacted] cannabis flowers in packaging to be mutually agreed upon by Aurora and Radient.

Processed Material

[Process material redacted] in packaging to be mutually agreed upon by Aurora and Radient.

Processed Material Specifications

See Exhibit A

Pre-processing Analysis

Aurora shall advise Radient as to the identity of the source (i.e.: producer) of the Input Material in order to assist Radient with determining the level of pre-processing analysis that is required. Prior to the processing of the Input Material, Aurora shall at its sole expense, have performed an analysis, the process and method of such analysis to be mutually agreed upon by Aurora and Radient, of the Input Material to be used for each Batch to determine the mean cannabinoid profile and cannabinoid concentration (“Concentration”) and contaminants, including microbial contaminants, aflatoxins, heavy metals and pesticides and other such contaminants as may be required by applicable regulatory bodies (“Contaminants”), which Concentration and testing results shall be reported to Radient as per the agreed upon Timeline. Radient shall reserve, at its sole discretion, the right to reject processing of any Input Material found to have a Concentration less than [percentage redacted] THC equivalents or Contaminants exceeding concentrations to be mutually agreed upon by both parties.

For efficiency, Aurora may perform the pre-production analysis for all Input Material in its possession prior to commencing production (as opposed to performing pre-production analysis on a Batch by Batch basis), in which case Aurora shall provide to Radient a Certificate of Analysis for all Input Material subject to such Pre-processing Analysis. Radient shall not commence production of a Batch without prior written approval of Aurora.

C-2

Storage

Radient shall store the Input Material and Processed Material in a prescribed manner and in compliance with the terms of the ACMPR and the Quality Agreement.

Delivery

Aurora shall arrange for delivery of the Input Material for each Delivery Date to Radient’s facility at Aurora’s cost, and for the delivery of the Processed Material to Aurora’s facility at Aurora’s cost.

Timeline

For each prospective Batch, the following timeline shall apply, subject to modifications as required to comply with Health Canada regulation:

•

Upon or prior to execution of this Agreement: Aurora shall provide Radient with a forecast of the quantities and Delivery Dates of the Input Material anticipated to be used in Batches over a specified forecast period (the “Batch Forecast”), with such forecast period to be no less than 45 days, and with each new Batch Forecast being provided at least 30 days prior to the end of the preceding Batch Forecast period;

•

15 days or more prior to an anticipated Delivery Date per the Batch Forecast: Aurora shall provide Radient with written notice of Input Material to be used in a Batch (“Batch Notice”) with such notice to include

(a)	the results of the Pre-processing Analysis for the Input Material to be used in the Batch; and

(b)	the quantity of Input Material to be delivered; and

(c)	the anticipated Delivery Date of the Input Material to be used in the Batch.

•	3 Business Days following the receipt of the Batch Notice, Radient shall confirm to Aurora its agreement to process the Input Material based upon the results of the Pre- processing Analysis.

•

3 Business Days following receipt of the Batch Notice, Radient shall confirm to Aurora that it will be able to process the Batch per the Batch Notice beginning on the anticipated Delivery Date. If Radient is unable to process the Batch on the anticipated Delivery Date, Radient shall provide Aurora with written notice of the date that it will be able to process the Batch and such date shall be no later than 30 days after the anticipated Delivery Date.

Testing of Processed Material after Services Provided

Prior to delivering the Processed Material to Aurora, Radient shall send a sample and retain a second for archive purposes of each [identity of laboratory redacted] as designated by Aurora and agreed to in writing by both parties from time to time, so that such Processed Material can be tested in accordance with the ACMPR and any other reasonable requirements imposed by Aurora that Aurora typically tests its own products for . Such testing for cannabinoids shall be completed at the expense of Radient, the results of which shall be reported to Radient and shared with Aurora.

C-3

If the Processed Material does not pass the Processed Material Specifications, as determined by Aurora, acting reasonably, Aurora and Radient shall investigate the Out-of-Specification test results (“OOS”) per the Quality Agreement. If following the OOS investigation, the Processed Material is found to not pass the Processed Material Specifications, then Radient shall have the right, at its sole discretion, to reprocess the Processed Material to pass the Processed Material Specifications in a manner to be mutually agreed upon by Aurora and Radient acting reasonably (“Re-processed Material”). [mechanism for dealing with reprocessed material redacted]

Processing Fee: [terms of process fee redacted]

Additionally, upon request, Aurora shall provide Radient with a copy of its books and records related to the volume of sales through each sales channel and the associated price points so that Radient may verify the calculation of the Processing Fee.

Disposal

Radient shall dispose of all plant material that is not sent to Aurora after processing the Input Material in accordance with the terms of the ACMPR and Radient SOP’s and shall not use such material for research or development activities without the written consent of Aurora.

Payment:

Radient shall submit a written, signed invoice to Aurora at the end of each month in which the Services are provided. Such invoice shall only include the Fees or Processed Material that has successfully passed the Testing Requirements, as set out in this Schedule. If the testing is not successful, then no Fees shall be payable by Aurora.

Aurora shall pay such invoice within 30 days of receipt.

Accepted and agreed:

AURORA CANNABIS ENTERPRISES INC.		RADIENT TECHNOLOGIES INC.

By:		By:
	Name:		Name:	Mike Cabigon
	Title:		Title:	Chief Operating Officer

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Exhibit A

Processed Material Specifications